Mail Stop 4561

December 19, 2005

John Stillo
Chief Financial Officer
Toyota Motor Credit Corporation
19001 S. Western Avenue
Torrance, California 90509

RE:	Toyota Motor Credit Corporation
Form 10-K for Fiscal Year Ended March 31, 2005
Filed June 21, 2005
File No. 1-09961

Dear Mr. Stillo,


	We have reviewed your letter filed on October 14, 2005 and have the following comment. Where indicated, we think you should revise your document in response to this comment in future filings. In your response, please indicate your intent to include the requested revision in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statement of Cash Flows, page 70

1. We note your response to comment 4 of our letter dated
September
22, 2005. We believe that statement of cash flow guidance prohibits the presentation in the Statement of Cash Flows of cash flows that did not actually occur (e.g. receipt of retained interest in a securitization transaction) and that the exchange of loans for retained interests should be disclosed as a non-cash investing activity. Please revise future filings to report only the cash effects of your securitization activities in your Statement of Cash
Flows and disclose your receipt of a retained interest as a non-cash investing activity.


	Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3426 if you have questions regarding our comment.

Sincerely,



Angela Connell
Senior Accountant

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John Stillo
Toyota Motor Credit Corporation
December 19, 2005
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